

December 15, 2010

Michael K. Sharnas
Vice President and General Counsel
Visteon Corporation
One Village Center Drive
Van Buren Township, MI 48111

      Re: Visteon Corporation
               Amendment No. 1 to Registration Statement on Form S-1
               Filed on December 3, 2010
               File No. 333-170104

Dear Mr. Sharnas:

     We have reviewed your response to our comment letter dated November 18, 2010 and have the following additional comments.

Unaudited Pro Forma Condensed Consolidated Financial Statements

Fresh Start Adjustments, page 19

1.   Please revise to disclose how you determined the fair values of inventory, property and equipment, identifiable intangible assets and non-controlling interests.

     You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                    Sincerely,

                                    Lyn Shenk
                                    Branch Chief